May 12, 2014	News Release 14–11

SILVER STANDARD ANNOUNCES ELECTION OF DIRECTORS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that the nominees listed in the management proxy circular for the 2014 Annual and Special Meeting of Shareholders were elected as directors of Silver Standard at the Annual Meeting held in Vancouver on Friday, May 9, 2014. Detailed results of the vote for the election of directors are set out below.

Nominee Name	Votes For	% For	Votes Withheld	% Withheld
A.E. Michael Anglin	31,287,772	98.92%	340,939	1.08%
Richard C. Campbell, MBE	31,277,026	98.89%	351,635	1.11%
Gustavo Herrero	31,242,204	98.78%	386,507	1.22%
Richard D. Paterson	31,299,223	98.96%	329,488	1.04%
Steven Reid	31,255,242	98.82%	373,469	1.18%
John Smith	31,409,419	99.31%	219,292	0.69%
Peter W. Tomsett	31,310,478	98.99%	318,233	1.01%
SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.